Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS

	Year Ended	Year Ended	Year Ended
	December 31, 1998	December 31, 1999	December 31, 2000

Earnings:
Net Income	$1,588,235	$5,142,589	$8,364,480
Minority Interest	—
Extraordinary Item	—
Fixed Charges	5,359,633	7,920,648	10,935,610

Earnings	$6,947,868	$13,063,237	$19,299,610

Fixed Charges:
Interest Expense	$5,359,633	$7,920,648	$10,935,130
Amortization of loan cost	$

Fixed Charges	$5,359,633	$7,920,648	$10,935,130

Ratio of Earnings to Fixed Charges	1.30x	1.65x	1.76x

	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2001	March 31, 2001	March 31, 2002

Earnings:
Net Income	$23,065,074	$127,805	$17,903,892
Minority Interest
Extraordinary Item
Fixed Charges	14,612,625	1,903,944	6,634,688

Earnings	$37,677,699	$2,031,749	$24,538,580

Fixed Charges:
Interest Expense	$14,612,625	$1,903,944	$6,634,688
Amortization of loan cost

Fixed Charges	$14,612,625	$1,903,944	$6,634,688

Ratio of Earnings to Fixed Charges	2.58x	1.07x	3.70x